Exhibit 99.1

Date: 13 June 2007

Rio Tinto’s 75.7 per cent owned subsidiary, Coal & Allied Industries Limited, issued the following news release in Australia.

Weather impacts Coal & Allied operations

Coal & Allied today announced that it has declared force majeure on a number of its sales contracts effective from 8 June 2007, as a result of the severe weather conditions encountered at the Port of Newcastle and the Hunter Region in New South Wales.

These weather conditions have had an impact on the Hunter Valley Coal Chain and will prevent Coal & Allied from performing its obligations to deliver coal to the Port of Newcastle. Coal & Allied is also presently assessing the impact of these weather conditions on production at each of its mines.

At this stage, Coal & Allied is unable to provide an estimate of the duration of the force majeure event and its effect.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Christina Mills Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605 Nick Cobban Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365 David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010 978	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Susie Creswell Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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